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                                   Filed by Perrigo Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Agis Industries (1983) Ltd.
                                                  Commission File No.: 132-02286

Following are excerpts from a teleconference and webcast held on February 1, 2005, by representatives of Perrigo Company with members of the financial analyst community and the public.

                                     PERRIGO
                             MODERATOR: DOUG SCHRANK
                                FEBRUARY 1, 2005
                                 11:00 A.M. EST

OPERATOR: Good morning and welcome to the Perrigo second-quarter fiscal 2005 earnings conference call. At this time all participants have been placed on a listen-only mode and the floor will be open for questions following the presentation.

It is now my pleasure to introduce your host for today's teleconference, Mr. Doug Schrank, Executive Vice President and Chief Financial Officer. Sir, please go ahead.

DOUG SCHRANK, VICE PRESIDENT, CFO, PERRIGO: Thank you, Stephanie.

I would like to welcome all of you on the conference call. We are delighted to have you join us and thank each of you for your interest in wanting to learn more about Perrigo.

First, let me dispense with the SEC's Safe Harbor language. As these conferences include our view of where the business is going, we will make forward-looking statements we believe to be reasonable but can give no assurance that those statements will prove to be correct. We have prepared a detailed discussion of the many factors we believe may have a material effect on our business on an ongoing basis and have included this discussion on pages 27 to 33 on our Form 10-K for the year-ended June 26th, 2004.

Additionally, at certain times we will use non-GAAP financial measures as we believe - which we believe better describe the ongoing financial results and trends of the business. The required reconciliation of these measures to GAAP measures is included in our 8-K and press release filed therewith and may be access from our Web site at www.Perrigo.com.



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Please note that Perrigo has filed with the SEC a registration statement on Form
S-4 which includes a proxy statement and prospectus of Perrigo and other relevant materials in connection with the proposed transaction. The proxy statement/prospectus will be mailed to the stockholders of Perrigo. Investors and security holders of Perrigo are urged to read the proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Agis, Perrigo, and the proposed transaction. The proxy statement/prospectus and other relevant materials, when they become available, and any other documents filed by Perrigo with the SEC may be obtained free of charge at the SEC's Web site at www.SEC.gov Investors and securities holders may obtain free copies of the documents filed with the SEC by Perrigo at www.Perrigo.com.

Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction. Perrigo and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Agis and Perrigo in favor of the proposed transaction. Information about the directors and executive officers of Perrigo and their respective interest in the proposed transaction will be available in the proxy. Agis is - and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Perrigo and Agis in favor of the proposed transaction. Information about the directors and executive officers of Agis and their respective interest in the proposed transaction will be available in the proxy statement/prospectus.

With this formalities completed, I would now turn the call over to Dave Gibbons, Perrigo's Chairman, President, and CEO.

Dave.

OPERATOR: Thank you. The floor is now open for questions. If you do have a question, please press star one on your touch-tone telephone at this time. If at any point your question is answered, you may remove yourself from the queue by pressing the pound key. Questions will be taken in the order that they are received. And we do ask that while posing your question you please pick up your handset to ensure proper sound quality. Once again, to ask a question at this time, please press the star key followed by the number one on your telephone keypad.

Our first question today is coming from Derek Leckow, of Barrington Research. Please go ahead with your question.

DEREK LECKOW, BARRINGTON RESEARCH: Thank you. Good morning.



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DAVID GIBBONS: Good morning.

DEREK LECKOW: Dave, I've got a question here on the prescription drug pipeline. I wondered if perhaps you could provide some additional details on that pipeline and maybe talk about the combination of Agis, when that's completed, what's the total number of ANDA filings that you'll have in place by the end of this year?

DAVID GIBBONS: I have to think on the Agis number. We gave you the Perrigo number, and I don't have off the top of my head the Agis number, Derek. We'll have to get back to you on that.

DEREK LECKOW: OK, thanks. And then just one follow-up. The $3 million of additional acquisition expenses, what was that related?

DAVID GIBBONS: That's related to the integration activities. Doug, you want to comment on that?

DOUG SCHRANK: Yes, Derek, as you can imagine, there are a number of activities that happen with an acquisition of this size. Many of them are capitalized, from the due diligence cost to integration costs, et cetera. But a number of the costs have to be expensed, things - certain legal costs and many of the extra accounting things that happened as we start to audit the beginning balance sheet, et cetera. So that three million reflects those items that are not capitalized on the balance sheet.

OPERATOR: Thank you. The next question today is coming from Doug Lane, of Avondale Partners. Please go ahead with your question.

DOUG LANE, AVONDALE PARTNERS: Yes, hi. Good morning, Dave and Doug.

DOUG SCHRANK: Hey, Doug.

DAVID GIBBONS: Good morning.

DOUG LANE: A question for you. Well, two topics. I'll get my two questions in and then you can run with them. The first is on Agis. There's no - I mean, the stock is down from when you announced the acquisition, but that shouldn't impact the terms of that transaction. And then if you can update, you know, any kind of progress that you may have on the integration and the timing of that deal.

And then, secondly, I've been reading in the "The New York Times" over the weekend and then here in Tennessee in the last couple of days about more state regulation of the pseudoephedrine products, where you have a pretty decent exposure, taking them off the shelves and putting them behind the counter.



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DAVID GIBBONS: OK. With Agis, the integration continues to go very well. We've got teams from Perrigo over in Israel and teams from Israel coming over working with Perrigo here in the U.S. Very good commitment to getting this merger completed and closed as soon as possible. So we continue to move forward there. In terms of the pseudoephedrine question, we have a number of states today that are putting pseudoephedrine products behind the counter.

DOUG LANE: OK. And just a follow-up on Agis. The stock price of Perrigo here down a few points from when you announced the deal. That doesn't impact your ability to close that deal, does it?

DAVID GIBBONS: The stock price does not impact the ability. We continue to review our performance with the folks from Agis. We've been very open with them, they've been very open with us. And we continue to have discussions on a whole lot of topics, including performance and stock and everything else - you know, it's been a very good open relationship with a good discussion back and forth about all topics.

DOUG LANE: And when is that vote, and is there any chance that those terms that you outlined in the S-4 will be changed between now and then?

DAVID GIBBONS: The shareholder vote is probably sometime between the end of March and the end of May.

DOUG SCHRANK: Really it's probably sometime in March.

DAVID GIBBONS: And we're moving forward to completing that closing, to going to the shareholder vote and completing the closing.

DOUG LANE: All right. Are the terms up for negotiation or is that pretty much a done deal? And then back - that's what's going to go to vote, is what you have in S-4 from December.

DAVID GIBBONS: We'll continue to monitor the situation all the way to the shareholder vote. But we're moving forward with the - on the basis that both sides recognize the long-term opportunities in bringing the two companies together. The integration activities are going very, very well. And we're moving forward to get this thing closed and bring the two companies together and create additional shareholder value for shareholders on both sides, which I really think is what this merger will result in.

DOUG LANE: OK. Thank you.

And our next question today is coming from David - Derek Leckow, of Barrington Research. Please go ahead with your question.



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DEREK LECKOW: Yes, thank you. I just had a follow-up. You've had a board authorization for a significant share purchase program out there for some time, and I don't think you've utilized any of that yet. Are you restricted from buying back stock or is this just a strategy here ahead of this transaction that you're - you're not repurchasing shares right now?

DOUG SCHRANK: Derek, this is Doug. As you - as you look at the S-4, because of the transaction that we're entering into with Agis, there is a - I think there's a clause that goes both ways. The transaction and until closing we are not permitted to buy back stock and neither are they. So it's really a - we haven't been in the marketplace at all, because we really in that transaction are not allowed to. That's a pretty standard ...

DEREK LECKOW: Yes.

DOUG SCHRANK: ... sort of agreement in a merger of this sort.

OPERATOR: Thank you. The next question is coming from Collette Vaffallo, of Citadel. Please go ahead with your question.

JULIAN FRAZZO, CITADEL: Good afternoon. Actually it's Julian Frazzo, from Citadel. Just going to follow-up on Agis, please. Two more questions. Could you tell us if the transaction has been authorized already by the FTC, and also what's the status of the discussion with the SEC on the approval of the S-4?

DAVID GIBBONS: OK. The Hart Scott Rodino waiting period has already expired without any request for additional information. And I don't see any other antitrust hurdles remaining anyway else either. So I believe we're through what we need to do there. Regarding the SEC, we're well into the process of getting clearance from both securities authorities, both the SEC in the U.S. and the Israeli authorities, but I can't really give you a specific date at this time.

JULIAN FRAZZO: OK. And what about the Israeli approvals? Because I think you need approval from the government, from the ...

DAVID GIBBONS: There are a number of other - there are a number of other approvals. And all I can tell you is that from what I hear in keeping up with it, that we're making good progress on any - on obtaining any of the other necessary Israeli approvals.

JULIAN FRAZZO: OK.

DAVID GIBBONS: No ...



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JULIAN FRAZZO: And also to follow-up on a question that was raised before. You said that there were - there were still discussion around the prices of the two companies. I mean, with the agreement already filed, I find it surprising that there are still discussions around the prices of both Perrigo and Agis.

DAVID GIBBONS: I was asked were there discussions - I was asked whether there were discussions about the performance or prices or anything. And I said, yes, we have open discussions with the people from Agis on all - on all different topics. So we continue to have a very open discussion with them on every item as we move towards the shareholder vote and getting approval and moving ahead. So the integration is going very well. What I see are both sides that are committed to making the merger happen and to bring this to a - to a successful close.

JULIAN FRAZZO: OK. And that includes the consideration being offered as well.

DAVID GIBBONS: I'm sorry, I'm not maybe catching the question.

JULIAN FRAZZO: The question is there are a lot of discussions between the two companies, which is normal. Is the offer of terms, like the share and cash offer that - you know, that is put on the table a subject of discussion as well?

DAVID GIBBONS: Oh, OK, I see - I see - I see where you're - what your question is. And I guess - you know, I would say I'm not going to speculate on anything that might happen that hasn't happened or comment on a lot of specifics. The best thing I could say is that in a - in a spirit of open and honest discussion, we've talked with the Agis folks about a lot of their performance and we've talked about our performance. We watch their prices, they watch ours, and we have discussion regularly about it. But that's the best I can tell you. I mean, I'm certainly not going to be speculating or not going to be having any detailed feedback on everything we talk about.,

JULIAN FRAZZO: OK. Thank you.

OPERATOR: Thank you. The next question is coming from Drew Figdor, of Tiedemann. Please go ahead with your question.

DREW FIGDOR, TIEDEMANN: Yes. You've had a couple months since the deal's been announced. I guess it was announced in late October. I'm just curious, now that you've sort of seen more customer response and how the businesses could be integrated vertically and maybe the synergies, do you feel like you can get the level of synergies, do you feel better about the transaction today? What concerns do you have, if any?



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
DAVID GIBBONS: I think we feel very good with the way the integration has been going. It's been moving along very, very well. And there's a lot of information in the S-4 that would outline for you the types of synergies and opportunities that we see. And beyond that I can only tell you the integration is going very well and teams from both sides are working very well together at identifying and following through and getting ready to bring the two companies together.

DREW FIGDOR: Are you as excited about the prospects today as when you announced the deal?

DAVID GIBBONS: Yes, we are. I think - I think people on both sides are excited about the opportunities.

DREW FIGDOR: And you see the vertical opportunities that you thought of combining the two businesses, does that seem any stronger today or is it going to be more difficult to sort of achieve the vertical integration aspects with the API business, et cetera?

DAVID GIBBONS: I think we see - we see pretty much the same opportunity today, and we ourselves making progress down the path to making it happen.

DREW FIGDOR: And the customer response to that opportunity?

DAVID GIBBONS: The customer response has been good.

DREW FIGDOR: OK. When is your expected close date?

DAVID GIBBONS: Sometime between the end of March and the end of May.

DREW FIGDOR: And what's the gating (ph) item? Is it the proxy is it something else?

DAVID GIBBONS: Doug, did you want to...

DOUG SCHRANK: You know, Drew, I guess I would remind you that we've got an S-4 in the filing queue, and we're really fairly limited on how much we're allowed to talk about this transaction outside of that. I think in the - in the S-4 you'll see that we're really anticipating trying to close this transaction by the end of March. There are obviously many things that can happen in that process. But we've got the regulatory clearances on the antitrust, we're - we've gotten through the SEC, and we're well on the way to the Israeli filing. So I think that's really all we can comment on the timing and how the transaction will work.

DAVID GIBBONS: We've gotten through Hart Scott Rodino. We haven't - we're in the process of going through the SEC.



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DOUG SCHRANK: Yes, sorry.

DREW FIGDOR: OK.

OPERATOR: Thank you for your participation. That does conclude this morning's teleconference. You may disconnect your lines at this time, and have a great day. Thank you.

DOUG SCHRANK: Thanks, everyone.

                                       END

Additional Information and Where You Can Find It

Please note that Perrigo has filed with the SEC a Registration Statement on Form S-4, which includes a proxy statement/prospectus of Perrigo and other relevant materials in connection with the proposed transaction. The Proxy statement/prospectus will be mailed to the stockholders of Perrigo. Investors and security holders of Perrigo are urged to read the proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Agis, Perrigo and the proposed transaction. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Perrigo with the SEC, may be obtained free of charge at the SECs web site at www.sec.gov. Investors and security holders may obtain free copies of the documents filed with the SEC by Perrigo at www.perrigo.com. Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Perrigo and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Agis and Perrigo in favor of the proposed transaction. Information about the directors and executive officers of Perrigo and their respective interests in the proposed transaction will be available in the proxy.

Agis and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Perrigo and Agis in favor of the proposed transaction. Information about the directors and executive officers of Agis and their respective interests in the proposed transaction will be available in the proxy statement/prospectus.



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